May 22, 2006
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

Attn:	Matthew J. Benson, Esq.

Re:	Golfsmith International Holdings, Inc. — Registration Statement on
Form S-1 (File No. 333-132414)

Dear Mr. Benson:
     On behalf of our client, Golfsmith International Holdings, Inc., a Delaware company (the “Company”), please find attached hereto for review by the Staff of the Securities and Exchange Commission (the “Commission”) five clean and five marked copies of the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The enclosed Registration Statement has been revised to respond to the comments of the Staff of the Commission (the “Staff”) that were contained in your letter dated May 10, 2006 (the “Comment Letter”). The Registration Statement was initially filed with the Commission on March 14, 2006 and the first amendment was filed with the Commission on April 20, 2006.
     Set forth in this letter are the Company’s responses to the comments contained in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold text and is followed by the Company’s response. Page numbers refer to page numbers of the Registration Statement as refiled on the date of this letter.
     In addition to the Company’s responses to the comments contained in the Comment Letter, further to our discussions with you and other members of the Staff of the Commission, the Company notes the following changes that it has made to the Registration Statement:
• Page 7	The Company has included the relevant “as-adjusted” balance sheet data.

• Page 12	The Company has included the decrease in comparable store sales for the period ended April 2, 2005.

• Page 19	The Company has extended the disclosure under “Use of Proceeds” to clarify the sources of the proceeds to consummate the transactions described in the Registration Statement.

• Page 22-30	The Company has expanded significantly the footnotes to the pro forma financial statements to expand on the basis for certain assumptions noted by the Staff.

• Page 32	The Company confirms that no “as restated” title is required under the column heading for the balance sheet date for the “Period from December 30, 2001 through October 15, 2005” since no restatement was made during this period.

• Page 37	The Company has added disclosure to clarify that substantially all of its net revenues are derived from the sale of golf products.

• Page F-8	The Company has added disclosure regarding the impact of the restatement of its operating cashflows.
     Prospectus
1.	Please refer to comment 2 in our letter dated April 11, 2006. We note the artwork you have provided and believe you should delete the promotional terms that appear in your artwork. For example, we note your reference to “Leading Golf and Tennis Website” and “Quality Proprietary Brands by Golfsmith’s R&D Team.” Please revise as appropriate and re-submit your artwork to us.

     In response to the Staff’s comment, the Company has reviewed the artwork for promotional terms and has deleted “Leading” from “Leading Golf and Tennis Website,” “Quality” from “Quality Proprietary Brands by Golfsmith’s R&D Team,” “Advanced” from “Advanced Distribution and Fulfillment” and has deleted entirely “America’s #1 Lesson Provider.”
     Prospectus Summary, page 1
2.	Please refer to comment 3 in our letter dated April 11, 2006. As requested previously, please remove the “Market Opportunity,” “Competitive Strengths” and “Growth Strategy” sections from the summary.
     In response to the Staff’s comment and the Company’s subsequent discussions with the Staff, the Company has removed the “Market Opportunity” subsection from page 2 and has incorporated the key concepts from that section in one sentence at the end of page 1. Further to the telephone conversation held between the Company’s counsel, you and Ms. Ellen Quarles on May 11, 2006 and subsequently, the Company has significantly shorted the disclosure under “Competitive Strengths” and “Strategy” and has added a “Risks Affecting Us” subsection on pages 3 and 4.
3.	Please refer to comment 4 in our letter dated April 11, 2006. We note the materials you have provided in support of the promotional terms and phrases appearing in the summary and throughout the prospectus. We continue to believe that some of your promotional terms and phrases should be deleted from the prospectus. For example, we note “premier branded merchandise” and “high-quality proprietary branded golf merchandise.”
     In response to the Staff’s comment and the above-referenced telephone conversation, the Company has deleted the phrase “high-quality” from “high-quality proprietary branded golf merchandise” on pages 2 and 54 of the Registration Statement.
     The Offering, page 5
4.	We note you have revised your Use of Proceeds section on page 19 to reflect the amount of indebtedness to the most recent practicable date. Please update to the most recent practicable date your disclosure here to reconcile with the Use of Proceeds section.
     The Company has updated both the “Use of Proceeds” section on page 19 as well as “The Offering” section on page 5 to reflect the amount of indebtedness as of April 29, 2006, which is the most recent practicable date. The disclosures in these two sections has been reconciled.
     Risk Factors, page 8
5.	Please refer to comment 5 in our letter dated April 11, 2006. We continue to believe many of your risk factors subheadings indicate that the stated risk may “adversely affect” or “harm” your business. Please revise each subheading to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk factor occur.
     In response to the Staff’s comment, the Company has revised the risk factor headings throughout the “Risk Factor” section.
6.	Please refer to comment 6 in our letter dated April 11, 2006. We continue to believe the risk factor on page 11 relating to seasonal fluctuations in your business appears generic because the information could apply to many companies in your industry or even in other industries. As requested previously, please revise to specifically indicate how the stated risk applies to your company, or delete this risk factor.
     Based upon the Company’s review of this risk factor and the above-referenced telephone conversation with the Staff on May 11, 2006, the Company has not revised its disclosure here.
     Our stock price may be volatile after this offering, page 16
7.	Please refer to comment 8 in our letter dated April 11, 2006. As currently drafted, the disclosure in this risk factor is too vague and appears to include multiple risks. Please revise to concisely state the material risk to you and investors. The additional risks addressed in this risk factor should be included under separate subheadings, if considered material.
     In response to the Staff’s comment, the Company reviewed the factors identified in this risk factor and has deleted the risk factor after confirming that all such material risks are disclosed elsewhere in the “Risk Factor” section.
     Use of Proceeds, page 19
8.	Please refer to comment 11 in our letter dated April 11, 2006. We note the additional disclosure under Use of Proceeds, however, we continue to believe that providing pro forma financial information reflecting the receipt and application of offering proceeds would be material to investors. Accordingly, please provide the pro forma financial information required by Article 11 of Regulation S-X in a separate section of the prospectus. In doing so, you may provide a narrative description of the effects of the transaction in lieu of the statements described in Article 11 of Regulation S-X. The description should describe each pro forma adjustment and disclose the effects of the transaction on financial position, income (loss) from continuing operations and basic and fully diluted income (loss) per share from continuing operations and the number of shares used to compute pro forma per share data.
     The Company has included pro forma financial statements beginning on page 24 in response to the Staff’s comment.

9.	Please refer to comment 12 in our letter dated April 11, 2006. We note disclosure indicating that the actual amount you use to retire the notes and repay indebtedness outstanding may increase to the extent the accreted value of outstanding indebtedness on the date of retirement or repayment exceeds such amounts as of February 28, 2006. As requested previously, please update this disclosure to the most recent practicable date.
     The Company has updated the disclosure on page 19 as requested.
     Certain Relationships and Related Party Transactions
     Management Consulting Agreement, page 73
10.	Please refer to comment 26 in our letter dated April 11, 2006. Fees paid to an investment banker in connection with a business combination must be allocated between direct costs of the acquisition and debt issue costs when the investment banker is also providing interim financing or underwriting services. Please refer to SAB Topic 2-A(6). If applicable, please tell us how you considered SAB Topic 2-A(6) in your determination that amounts paid to First Atlantic Capital, Ltd. represented direct costs of the acquisition.
     The entity charging the fee, First Atlantic Capital, Ltd., is a private equity group who served an investment banking role for and on-behalf of the investors in the Atlantic Equity Partners III, L.P. investment fund. As is typical with private equity groups, one of First Atlantic Capital, Ltd.’s areas of expertise was to coordinate and assist in structuring the purchase transaction of Golfsmith International, Inc. The services provided by First Atlantic Capital, Ltd. related to the debt financing were limited to engaging the applicable parties to structure and facilitate the arranging of the portion of the total purchase price to be financed via the issuance of debt securities. The Company engaged a separate third party, Jeffries & Company, Inc., to handle all aspects of the 144A debt offering. All fees paid to Jeffries & Company, Inc., totaling approximately $5.5 million, were recorded as a component of debt issuance costs on the Company’s consolidated balance sheet. The Company allocated all fees related to the purchase business combination transaction between both the equity and debt components, as is required in SAB Topic S-A(6). The Company believes that the recording of the First Atlantic Capital, Ltd. fees of $1.3 million as a component of equity-related costs materially reflects the substance of the transaction and is representative of the actual services provided by First Atlantic Capital, Ltd. related to the purchase business combination.

     Consolidated Financial Statements
     Notes to Consolidated Financial Statements
     Note 1. Nature of Business and Summary of Significant Accounting Policies
     Reclassifications, page F-8
11.	Please refer to comment 33 in our letter dated April 11, 2006. As indicated by paragraph 13 of APB 20, an error includes mistakes in the application of accounting principles. Since your previous classification of outstanding checks was not in accordance with GAAP and the adjustments resulted in material changes to operating cash flows and total asset and liability balances, we view the adjustments as corrections of errors as opposed to reclassifications. Please revise your disclosures to characterize the adjustments as error corrections and include the related APB 20 disclosures under an appropriately labeled subheading. Please also label each column in the financial statements “as restated” as appropriate.
     The Company has revised the disclosure on page F-8 and made the requested changes to the financial statements.
     Revenue Recognition, page F-11
12.	Please refer to comment 38 in our letter dated April 11, 2006 and the revisions to your disclosure. Please provide us with a summary of the historical information and populations of gift card transactions you used to determine your recognition methodology and estimate of your breakage percentage.
     The Company has provided to the Staff in a supplemental response concurrently herewith tables showing a summary of historical gift card redemptions used to estimate gift card breakage.
     Segments, page F-15
13.	Please refer to comment 39 in our letter dated April 11, 2006. Please note that enterprise-wide disclosures required by SFAS 131 are appropriate for all enterprises including those that have a single operating segment if the enterprise offers a range of products and services. It appears that you offer a range of recreational sporting goods products and services based on the disclosures in the description of your business. Please provide the information about products and services required by paragraph 37 of SFAS 131 based on the financial information used to produce your general purpose financial statements. If it is impracticable to do so, please tell us why and disclose that fact. Please also revise Management’s Discussion and Analysis of Financial Position and Results of Operations to discuss significant changes and trends in revenues from product and service categories to the extent that these changes and trends would be material to investors.

     In evaluating the Staff’s comment regarding the range of recreational sporting goods products and services, the Company has determined three separate categories that would constitute “similar products and services” as defined in paragraph 37 of SFAS 131: golf products, tennis products and golf and tennis related services. During the income statement periods presented, net revenues from tennis products and golf and tennis related services were immaterial to the overall consolidated statements of operations and represented less than 3% of consolidated net revenues. The Company informs the staff that the required disclosures under paragraph 37 of SFAS 131 will be made if and when these product categories become material in future periods.
     Note 8 — Guarantees, page F-22
14.	Please refer to comment 41 in our letter dated April 11, 2006. Please tell us how you arrived at the conclusion that the value of the securities of none of your domestic and foreign subsidiaries equals or exceeds 20% of principal amount of the senior secured notes. Please also tell us whether your conclusion was based on valuations of the subsidiaries and what consideration you gave to initial public offering valuation.
The Company will provide supplementally to the Staff the information that the Staff requested its the telephonic discussions with representatives of the Company.
* * *

     Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact Mark Mandel at (212) 819-8546 or Colin Diamond at (212) 819-8754 of White & Case LLP.

Very truly yours,
/s/ White & Case LLP

White & Case LLP

cc: Virginia Bunte, Chief Financial Officer, Golfsmith International Holdings, Inc.

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